PRESS RELEASE

Klondex Mines Clarifies Technical Disclosure

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Vancouver, BC – July 25, 2014 - As a result of a review by the British Columbia Securities Commission, Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) ("Klondex" or the "Company") is issuing the following news release to clarify its disclosure with respect to the Company's Fire Creek project (the "Fire Creek Project") and its Midas mine and mill (the "Midas Project"). The Company advises that the clarified disclosure is being made in connection with its previously announced filing of a preliminary short form prospectus.

All non-compliant technical disclosure has been removed from the Company's website and social media pages controlled by the Company in respect of the Fire Creek Project and the Midas Project in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). Specifically, the Company has removed from its website and from social media pages controlled by the Company a webcast presentation dated May 8, 2014 from the Denver Gold European Gold Forum (the "Webcast").

Midas Project

In the Webcast, the Company made certain statements regarding the "reserves remaining" at the Midas Project. These statements related to historical reserves, as disclosed in the technical report titled "Technical Report for the Midas Mine and Mill, Elko County, Nevada", dated March 31, 2014 (effective January 31, 2014), as amended, prepared by Mark Odell, P.E. and Adam Knight, P.E. of Practical Mining LLC, Michele White, C.P.G. of All One River, LLC and Karl Swanson, M.Eng., SME, AusIMM, Independent Mining & Geological Consultant (the "Midas Report"). Readers are advised that the reserves the Webcast referred to comprise a historical estimate and that a qualified person has not done sufficient work to classify such historical estimate as current mineral reserves. The Company is not treating the historical estimate as current mineral reserves. Further, statements made in the Webcast regarding operations underway at a "new high-grade ore pod" at the Midas Project represent management objectives and the Company hereby retracts the statement with respect to the economic viability of additional veins for which mineral resources have not been established in accordance with NI 43-101.

The Company notes that a production decision at the Midas mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas Project by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, this production decision made by the previous operator were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions."Readers are advised to refer to the full text of the Midas Report, which is available for review under the Company's profile on SEDAR at www.sedar.com.

Fire Creek Project

Certain oral statements contained in the Webcast regarding the "robustness" of the preliminary economic assessment in respect of the Fire Creek Project (the "Fire Creek PEA") represented the opinion of management and were not intended to suggest that there is certainty that the Fire Creek PEA will be realized. The Company hereby retracts the oral statements made in its Webcast presentation regarding the "de-risking" of the Fire Creek Project and reminds readers that the Fire Creek PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Fire Creek PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

The Company is in the process of updating the slide presentation relating to the Webcast to comply with the requirements of NI 43-101, including the requirements to (i) disclose categories of mineral resources at the Fire Creek Project separately, (ii) disclose the quantity and grade or quality of each category of mineral resources, and (iii) include a statement that mineral resources that are not mineral reserves do not have demonstrated economic viability. For detailed information regarding mineral resources at the Fire Creek Project, readers are advised to refer to the full text of the Fire Creek PEA contained in the technical report titled "Preliminary Economic Assessment of the Fire Creek Project, Lander County, Nevada", dated June 13, 2014 (effective date of January 31, 2014), as amended, prepared by Mark Odell, P.E., Laura Symmes, SME and Sarah Bull, P.E. of Practical Mining LLC and Karl Swanson, M.Eng., SME, AusIMM, Independent Mining & Geological Consultant, which report is available for review under the Company's profile on SEDAR.

Readers are advised not to rely on retracted information, including information contained in the Webcast, to the extent that such information continues to be available in the public domain.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex Mines is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1200 tpd milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted and has been producing gold and silver since 1998. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013. All major infrastructure is in place at Fire Creek, and Klondex is in the process of obtaining the full mining permit.

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Tullis
Manager, Investor Relations
647-233-4348
atullis@klondexmines.com

Cautionary Note Regarding Forward-looking Information
This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com